Exhibit 2.1

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT MARKED WITH [***] HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24B-2 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

ASSET PURCHASE AGREEMENT

by and between

Iteris, Inc.
as Seller

and

Bendix Commercial Vehicle Systems LLC
as Buyer

Providing for the Sale of the Iteris Vehicle Sensors business

Dated as of July 25, 2011

Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K.  Iteris, Inc. undertakes to furnish supplementally copies of any of the omitted schedules and exhibits upon request by the Securities and Exchange Commission.

Exhibits

Exhibit A	Form of Bill of Sale
Exhibit B	Form of Assignment and Assumption Agreement
Exhibit C	Form of License Agreement
Exhibit D	Form of Patent and Trademark Assignment
Exhibit E	Excluded Assets and Contracts
Exhibit F	Form of Transition Services Agreement
Exhibit G	Required Consents

Appendix

Appendix A	Definitions

Schedules

Schedule 1.1(c)	Equipment
Schedule 1.1(d)	Assigned Contracts
Schedule 1.1(e)	Acquired Intellectual Property
Schedule 3.1(c)	Excess Performance Amount
Schedule 3.2(a)	Agreed Procedures
Schedule 3.4	Purchase Price Allocation
Schedule 5.3	Seller Conflicts
Schedule 5.4(b)	Necessary Equipment Exceptions
Schedule 5.4(c)	Location of Acquired Assets
Schedule 5.5	Material Contracts
Schedule 5.6(a)	Intellectual Property Business Conduct Exceptions
Schedule 5.6(b)	Intellectual Property Validity Exceptions
Schedule 5.6(c)	Necessary Acquired Intellectual Property
Schedule 5.6(d)	Intellectual Property Conflict Exceptions
Schedule 5.8	Compliance with Laws
Schedule 5.11	Transferred Employees
Schedule 5.12	Financial Statements
Schedule 5.13	Consigned Inventory
Schedule 5.16	Transferred Permits
Schedule 5.17	Transactions with Related Parties
Schedule 5.18	Major Customers and Suppliers
Schedule 5.19	Brokers
Schedule 5.21(a)	Organization, Qualification and Power of Iteris GmbH
Schedule 5.21(c)	Iteris GmbH Permits
Schedule 5.21(d)	Iteris GmbH Undisclosed Liabilities
Schedule 5.21(e)	Iteris GmbH Tax Matters
Schedule 5.22	Events Subsequent to March 31, 2011
Schedule 8.3(d)	Employment Agreements
Schedule 10.2	[***]*
Schedule 10.3(a)	Limits on Indemnification Obligations

* CONFIDENTIAL PORTIONS OMITTED AND FILED SEPARATELY WITH THE COMMISSION

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”), dated as of July 25, 2011, is made by and between ITERIS, INC., a Delaware corporation (“Seller”), and BENDIX COMMERCIAL VEHICLE SYSTEMS LLC, a Delaware limited liability company (“Buyer”).  Capitalized terms are used in this Agreement with the meanings assigned those terms in Appendix A hereto.

WHEREAS, Seller, directly and through its wholly owned subsidiary, Iteris GmbH, is engaged in the design, development, manufacture, testing, sale and service of vision systems and software for driver assistance and remote monitoring of vehicles utilizing Seller’s machine vision technology, including advanced driver assistance systems, lane departure warning systems and safety direct systems (the “Business”); and

WHEREAS, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, certain assets, properties, rights and interests of the Business, on the terms and conditions contained in this Agreement.

NOW, THEREFORE, in consideration of the promises and the mutual agreements and covenants hereinafter set forth, and intending to be legally bound, Seller and Buyer hereby agree as follows:

ARTICLE I

PURCHASE AND SALE OF ASSETS

1.1           Sale of Assets.  At the Closing and effective as of the Closing Date, Seller shall sell to Buyer, and Buyer shall purchase from Seller all right, title and interest of Seller, free and clear of all encumbrances, in and to the following assets (collectively, the “Acquired Assets”):

(a)           Accounts Receivable.  All trade accounts receivable of Seller arising exclusively from the conduct of the Business and included in the Net Assets Statement as described in Section 3.2(a) (the “Accounts Receivable”).

(b)           Inventory.  All inventories and supplies of raw materials, work-in-process, finished goods, spare parts, supplies and other inventoried items related exclusively to the Business wherever located, including but not limited to the inventory  included in the Net Assets Statement as described in Section 3.2(a) (the “Inventory”).

(c)           Machinery and Equipment.  All machinery and equipment (including test vehicles), molds, tools and dies used in the Business, wherever located, including but not limited to the items on Schedule 1.1(c), other than the Excluded Assets (the “Equipment”).

(d)           Contracts.  All rights under, and all benefits accruing to, Seller under those Contracts set forth on Schedule 1.1(d), and (i) all purchase orders or other Contracts with customers to the extent related exclusively to the Business, (ii) all purchase orders or other Contracts with suppliers to the extent related exclusively to the Business , and (iii) all Contracts with other Persons who are not customers or suppliers of the Business to the extent related exclusively to the Business, other than Excluded Contracts (collectively, the “Assigned Contracts”).

(e)           Intellectual Property.  All Intellectual Property listed on Schedule 1.1(e) and all other Intellectual Property of Seller that is used in the Business other than any Intellectual Property that is an Excluded Asset (the “Acquired Intellectual Property”).

(f)            Shares of Iteris Europe.  All of the issued and outstanding equity capital of Iteris Europe, GmbH, a German limited liability entity (“Iteris GmbH”), and all Iteris GmbH corporate or company record books.

(g)           Records.  All financial, commercial, manufacturing, employment, marketing, warranty, repair, claims, advertising and promotional records and administrative books and records to the extent related to the Business as heretofore or presently conducted by Seller in any form or medium including, without limitation, computer databases, correspondence files, administrative guidelines, marketing materials and plans, customer and supplier lists, customer contracts and commitments, purchase orders, sales and promotional literature, sales statistics, pricing policies, mailing lists, quality control records and procedures and research and development files.

(h)           Permits.  To the extent transferable under applicable Law, all franchises, registrations, certificates of authority, variances, permits, licenses, authorizations, approvals and similar consents or rights obtained, issued or granted to Seller by any Governmental Authority or certifying body (“Permits”) relating exclusively to the Business (“Transferred Permits”).

(i)            Warranties.  Any rights under or pursuant to all warranties, representations and guarantees, whether express or implied, made by suppliers or manufacturers with respect to the Inventory or the Equipment.

1.2           Non-Assignable Assets; Beneficial Ownership.  Notwithstanding any provision of this Agreement to the contrary, this Article I does not constitute an agreement to assign or sell any of the Acquired Assets that are not capable of being validly assigned or sold without the Consent of any third party (a “Non-Assignable Asset”).  Subject to Section 7.1(b), to the extent that any sale or assignment contemplated by this Agreement has not occurred as of the Closing Date (i) Seller and Buyer shall cooperate to effect such sale or assignment for a reasonable period thereafter and (ii) following the Closing, Seller shall use commercially reasonable efforts and take such actions as are reasonably necessary to allow Buyer to obtain the benefits under any Contracts that are Non-Assignable Assets.  Notwithstanding the foregoing, neither Seller nor Buyer will be liable in any manner to any Person who is not a party to this Agreement for any failure of any of the transfers contemplated by this Agreement to be consummated on or subsequent to the Closing Date.

ARTICLE II

ASSUMPTION OF LIABILITIES

2.1           Assumed Liabilities.  Buyer shall not, by virtue of the transfer of this Agreement or otherwise, assume or become responsible for any liabilities or obligations of Seller or any other person, except for the Assumed Liabilities (defined below).  For purposes of this Article II, the terms “liabilities” and “obligations” shall include, without limitation, any direct or indirect indebtedness, guaranty, endorsement, claim, loss, damage, deficiency, cost, expense, obligation or responsibility, fixed or unfixed, known or unknown, asserted or unasserted, choate or inchoate, liquidated or unliquidated, secured or unsecured.  At the Closing and effective as of the Closing Date, Buyer shall assume and thereafter perform, pay and discharge in accordance with their terms only the following Liabilities of Seller (collectively, the “Assumed Liabilities”):

(a)           Accounts Payable.  All trade accounts payable arising exclusively in  connection with the Business and included in the Net Assets Statement as described in Section 3.2(a) (the “Accounts Payable”).

(b)           Contracts.  All Liabilities arising under the Assigned Contracts, attributable to post Closing obligations for the performance thereof to the extent the terms of the Assigned Contracts provide for performance after the Closing Date. In no event shall Buyer assume any obligation of Seller with respect to any breach by Seller of any Assigned Contract.

(c)           Warranties and Sales Returns.  Subject to the limitations set forth in Articles V and X, all expenses related to products delivered, manufactured or sold by Seller in connection with the Business pursuant to the express written product warranties, including product recalls, refunds, repair or replacement (collectively, “Warranty Expenses”).

2.2           Retained Liabilities.  All Liabilities of Seller related to the Business, whether known or unknown, contingent or fixed, that are not Assumed Liabilities are “Retained Liabilities.”  Seller shall retain, and shall perform, pay and discharge in accordance with their terms, all Retained Liabilities.

ARTICLE III

PURCHASE PRICE

3.1           Purchase Price.  In consideration for the transfer of the Acquired Assets, Buyer shall pay to Seller the Initial Purchase Price, the Automotive Revenue Earn Out Amount, the Excess Performance Amount, the Net Assets Hold Back Amount (subject to adjustment pursuant to Section 3.2) and the [***]* (subject to adjustment pursuant to Section 10.4) as herein described:

(a)           Initial Purchase Price.  On the Closing Date, the Buyer shall (i) pay to Seller the Closing Payment and (ii) assume the Assumed Liabilities (collectively, and adjusted as provided in this Article III, the “Initial Purchase Price”).  Payment of the Closing Payment

* CONFIDENTIAL PORTIONS OMITTED AND FILED SEPARATELY WITH THE COMMISSION

shall be paid by wire transfer of immediately available funds to an account designated by Seller prior to the Closing.

(b)           Automotive Revenue Earn Out Amounts.

(i)            In addition to the Initial Purchase Price and subject to the possible reduction described in subparagraph (ii) hereof, Buyer will pay to Seller an amount in cash equal to eighty-five percent (85%) of the Automotive Revenue received by Buyer during the Automotive Earn Out Period.  The Automotive Revenue Earn Out Amounts shall be calculated for the five (5) month period ending December 31, 2011 and thereafter the six month periods ending June 30 and December 31, through and including the six month period ending December 31, 2017, and if applicable, paid to Seller in accordance with Section 3.1(d).  To the extent there is Automotive Revenue in a particular year or period, the amount payable for the year or period under this Section 3.1(b) shall be referred to as the “Automotive Revenue Earn Out Amount” for that year or period.

(ii)           The Automotive Earn Out Amount shall be reduced on a dollar for dollar basis for (1) all costs (calculated in the manner as specified in the Audiovox Agreement with respect to engineering costs) paid by Buyer during such period in performing its obligations under the Audiovox Agreement, (2) the $[***]* per unit payable by Buyer to Valeo pursuant to amendment No.7 to the Valeo Agreement (or such other per unit amount subsequently agreed to by Buyer and Valeo, if any) for each unit sold pursuant to the Valeo Agreement during such period, and (3) any [***]*. Any such costs and amounts incurred or payable by Buyer shall be included in the Earn Out Statements provided by Buyer as provided in Section 3.1(d) hereof.  Any [***]* reducing the Excess Performance Amount shall not reduce the Automotive Earn Out Amount.

(c)           LDW Earn Out Payments.

(i)            In addition to the Initial Purchase Price and any Automotive Revenue Earn Out Amounts and subject to the possible reduction described in subparagraph (ii) hereof, during the LDW Earn Out Period Buyer shall pay to Seller 30% of the amount, if any, by which the amount of the LDW Revenue exceeds the Buyer’s LDW Projection for the subject period as set forth on Schedule 3.1(c) (the “Excess Performance Amount”) but excluding for this purpose any LDW Revenue in excess of  Seller’s LDW Projection for the subject period as set forth on Schedule 3.1(c).  An example of the calculation of the Excess Performance Amount and the operation of the limitation of Seller’s LDW Projection is set forth on Schedule 3.1(c).  The Excess Performance Amounts shall be calculated for the periods set forth on Schedule 3.1(c) and, if applicable, paid to Seller in accordance with Section 3.1(e).

(ii)           The Excess Performance Amount shall be reduced on a dollar for dollar basis for (1) any revenue sharing amount payable to Meritor WABCO with respect to LDW Hardware Sales as set forth on Exhibit D to the Meritor WABCO Agreement and (2) any [***]*.  Any such amounts payable shall be included in the Earn Out

* CONFIDENTIAL PORTIONS OMITTED AND FILED SEPARATELY WITH THE COMMISSION

Statements provided by Buyer as provided in Section 3.1(e) hereof.  Any [***]* reducing the Automotive Earn Out Amount shall not reduce the Excess Performance Amount.

(d)           On or before July 31 and  January 31 of each year during the Automotive Earn Out Period including for this purpose on or before January 31, 2018 for the six month period ending December 31, 2017, Buyer shall deliver to Seller a statement of Automotive Revenue for the six month periods described in Section 3.1(b)(i) (each, an “Automotive Earn Out Statement”) and shall pay to Seller any Automotive Revenue Earn Out Amount less applicable reductions pursuant to Section 3.1(b)(ii), within thirty (30) days of Buyer’s delivery of the Automotive Earn Out Statement.

(e)           On or before January 31 of 2012 and 2013, and the last day of the month following the month in which the LDW Earn Out Period ends, Buyer shall deliver to Seller a statement of LDW Revenue for the periods set forth on Schedule 3.1(c), (a “LDW Earn Out Statement”) and shall pay to Seller any Excess Performance Amount less applicable reductions, within thirty (30) days of Buyer’s delivery of the LDW Earn Out Statement.

(f)            If Seller reasonably believes that an Automotive Earn Out Statement or LDW Earn Out Statement has not been prepared in accordance with this Agreement, Seller may deliver to Buyer a written notice of objection no later than thirty (30) days after the date on which Buyer delivered the Earn Out Statement, which notice shall specify the nature of the dispute and the basis therefor (an “Earn Out Objection”).  Failure by Seller to deliver an Earn Out Objection within the thirty-day period will be deemed to be Seller’s acceptance of the applicable Earn Out Statement.  All disputes arising out of or related to any Automotive Revenue Earn Out Payment or Excess Performance Amount shall be resolved after receipt of an Earn Out Statement.  The Parties shall attempt in good faith to reach agreement resolving all disputes set forth in any Earn Out Objection within thirty (30) days after its delivery.  If the Parties are unable to resolve any or all such disputes within such thirty-day period, either Party may within thirty (30) days after the expiration of such thirty-day period, submit for resolution of all unresolved disputes to an Arbitrator appointed pursuant to Section 3.3(a).

(g)           During the Automotive Earn Out Period, subject to Section 12.3, Buyer shall not (i) assign the Valeo Agreement or the Audiovox Agreement, except in accordance with (ii) (A) and (B) hereof, or (ii) sell or otherwise dispose of substantially all of the Acquired Assets or substantially all of the assets of the Business, as then conducted by Buyer, in any transaction where the transferee does not also assume (A) the obligations of Buyer under this Agreement, with respect to the Automotive Earn Out Amounts as set forth in Section 3.1 and Section 7.9, and (B) the Valeo Agreement and Audiovox Agreement.

(h)           During the LDW Earn Out Period, subject to Section 12.3, Buyer shall not (i) sell the portion of the Business which produces the LDW Revenue or (ii) sell or otherwise dispose of substantially all of the Acquired Assets or substantially all of the assets of the Business in any transaction where the buyer does not also assume the obligations of Buyer under this Agreement with respect to the Excess Performance Amounts as set forth in Section 3.1 and Section 7.9.

* CONFIDENTIAL PORTIONS OMITTED AND FILED SEPARATELY WITH THE COMMISSION

3.2           Purchase Price Adjustment.

(a)           Within thirty (30) days after the Closing Date, Seller shall prepare and deliver to Buyer a statement (the “Net Assets Statement”) setting forth (i) the sum of the Accounts Receivable (net of reserves), Business-related prepaids, Inventory (net of reserves) and Equipment and the cash, accounts receivable (net of reserves), prepaids, inventory (net of reserves) and equipment of Iteris GmbH minus (ii) the sum of the Accounts Payable, reserve for Warranty Expenses, and accounts payable and accrued expenses of Iteris GmbH, in each case as of the close of business on the Closing Date (“Closing Net Assets”).  The Net Assets Statement shall be prepared, and the Closing Net Assets shall be calculated, in accordance with the agreed procedures and accounting practices set forth on Schedule 3.2(a) (the “Agreed Procedures”) and the net book value of the Inventory and Iteris GmbH inventory shall be computed based upon the quantities of Inventory and Iteris GmbH inventory on hand as of the Closing Date as determined through a physical inventory conducted by Seller on or before the fifth day following the Closing Date, the results of which shall be adjusted from Buyer’s and  Seller’s books and records to reflect the Inventory and Iteris GmbH inventory as of the Closing Date.  Buyer or its representatives shall have the right to observe the physical inventory and shall have full access to all books and records with respect to the Inventory.  For illustration purposes, a Net Assets Statement as of June 30, 2011 is included in Schedule 3.2(a).

(b)           If Buyer reasonably believes that the Net Assets Statement contains errors or has not been prepared in accordance with the Agreed Procedures, Buyer may deliver to Seller a written notice of objection no later than thirty (30) days after the date on which Seller delivered the Net Assets Statement to Buyer, which notice shall specify the nature of each dispute and the basis therefor (a “Net Assets Objection”).  Failure by Buyer to deliver a Net Assets Objection within the thirty-day period will be deemed to be Buyer’s acceptance of the Net Assets Statement as the Final Net Assets Statement.  The Parties shall attempt in good faith to reach agreement resolving all disputes set forth in the Net Assets Objection within sixty (60) days after its delivery.  In the event that the Parties are unable to resolve an Objection within the sixty-day period, the parties shall follow the arbitration procedures set forth in Section 3.3.

(c)           As used herein, the term “Final Net Assets Statement” means (i) the Net Assets Statement if Buyer does not deliver a Net Assets Objection in accordance with Section 3.2(b); (ii) if Buyer timely gives a Net Assets Objection and all of the disputed items are resolved by mutual agreement of the Parties, the Net Assets Statement, as amended, if necessary, to reflect such resolution of all disputes; or (iii) if any disputed items are submitted to the Arbitrator for resolution, the Net Assets Statement, as amended, if necessary, to reflect any resolution of any disputes by agreement of the Parties and the resolution of all other disputes by the Arbitrator.

(d)           If Closing Net Assets exceeds Two Million Five Hundred and Thirty One Thousand Dollars ($2,531,000) (the “Target Net Assets”), then the Initial Purchase Price shall be increased by the amount of the excess and Buyer shall pay to Seller an amount equal to the Net Assets Hold Back Amount plus the excess.  If Closing Net Assets are less than Target Net Assets, then the Initial Purchase Price shall be decreased by the amount of the shortfall and Buyer shall (i) retain from the Net Assets Hold Back Amount an amount equal to the shortfall and (ii) pay to Seller an amount equal to the difference between the Net Assets Hold Back

Amount and the shortfall.  Any payment required to be made by Buyer under this Section 3.2(d) shall be made by wire transfer of immediately available funds to an account designated by Seller prior to the Closing no later than fifteen (15) Business Days after the date on which Closing Net Assets is finally determined as provided in this Section 3.2.

3.3           Arbitrator Appointment and Procedures.

(a)           If the Parties are unable to resolve any or all such disputes under Section 3.1(f), relating to any Automotive Revenue Earn Out Amount or Excess Performance Amount, or Section 3.2(b) relating to the Closing Net Assets within the period of time provided for therein, either Party, may within thirty (30) days after the expiration of such period, submit for resolution of all unresolved disputes to the Cleveland Ohio office of  Grant Thornton, LLP (or such other Person appointed as arbitrator as provided for herein, the “Arbitrator”) as an arbiter for resolution.  If the Arbitrator has not accepted its role as Arbitrator within thirty (30) days after it has been requested to serve hereunder, the Party who submitted the unresolved dispute may submit it to a big four accounting firm or other nationally recognized public accounting firm to serve as the Arbitrator as long as such firm is not the auditor for a Party.

(b)           Promptly, but no later than forty-five (45) days after its acceptance of its appointment as Arbitrator in connection with an unresolved Earn Out Objection or a Net Assets Objection, the Arbitrator shall determine, based solely on written submissions by Buyer and Seller and not by independent review, those items in dispute in the Earn Out Statement or the Net Assets Statement and shall render a written report to Buyer and Seller as to the resolution of each dispute and the resulting calculation of the (i) Automotive Revenue Earn Out Amount, (ii) Excess Performance Amount, and/or (iii) Closing Net Assets, as applicable.  In resolving any disputed item, the Arbitrator (x) shall not assign a value to such item greater than the greatest value for such item claimed by either Party or less than the smallest value for such item claimed by either Party; (y) shall rule only on the objections raised by the Parties, accepting all other aspects of the Earn Out Statement or the Net Assets Statement, as applicable; and (z) shall have no right, authority or discretion to employ any accounting standard or principles except for the Agreed Procedures.  The Arbitrator will have exclusive jurisdiction over, and resort to the Arbitrator as provided in this Section 3.3 will be the sole recourse and remedy of, the Parties against one another or any other Person with respect to any disputes arising out of or relating to any Automotive Revenue Earn Out Amount, Excess Performance Amount or Closing Net Assets.  The Arbitrator’s determination will be conclusive and binding on the Parties and will be enforceable in a court of law.

(c)           In the case of any disputes pursuant to the procedures set forth in Section 3.3, payment by Buyer or Seller, as the case may be, of the amount of the applicable (i) Automotive Revenue Earn Out Payment, (ii)  Excess Performance Amount, or (iii) adjustment in the Initial Purchase Price, shall be made by wire transfer of immediately available funds no later than five (5) Business Days after the occurrence of the following, as applicable: if Seller gives an Earn Out Objection or a Net Assets Objection and any disputed items are resolved by agreement of the Parties, the date on which such agreement is reached; or if any disputed items are submitted to the Arbitrator for resolution, the date on which the Arbitrator resolves such disputes.

(d)           Each Party shall cooperate with and will make available to the other Party and its representatives all information, records, data and working papers as reasonably required in connection with the preparation and analysis of the (i) potential earn out payments under Section 3.1(b) and Section 3.1(c) and (ii) Net Assets Statement, and the resolution of any disputes with respect thereto.

(e)           The fees and expenses of the Arbitrator shall be borne by each Party in the proportion that the aggregate dollar amount of items submitted to the Arbitrator that are unsuccessfully disputed by such Party bears to the aggregate dollar amount of all items submitted to the Arbitrator.  In selecting the Arbitrator in accordance with Section 3.3(a) the Parties hereby waive any conflict or potential conflict arising from any services performed by such firm for the Seller, Buyer or any of their respective Affiliates.

3.4           Allocation of Purchase Price.

(a)           Allocation of Purchase Price.  Buyer and Seller will allocate the purchase price among the Acquired Assets in accordance with Section 1060 of the Code and the specifications as listed and described in Schedule 3.4.  Seller will prepare any information or forms required by Section 1060 of the Code and provide Buyer with a copy of such information and forms.  Buyer and Seller will each attach a copy of such information or forms as are required to be filed pursuant to Section 1060 of the Code to the tax return filed covering the period in which the transfer of the Acquired Assets occurs.  Buyer and Seller will report the sale and purchase of the Acquired Assets in accordance with the allocations set forth on Schedule 3.4 for all federal, state and local tax purposes.

(b)           The allocation provided for in Section 3.4(a) shall be adjusted to reflect any payments made after Closing pursuant to Section 3.1 or 3.2 or Article X.  Unless otherwise required under applicable Law, each Party shall report the purchase and sale of the Acquired Assets on all Tax Returns, including timely filed Internal Revenue Service Forms 8594, in a manner consistent with the allocation provided for in Section 3.4(a), as adjusted, and no Party will take any position (whether in audits, Tax Returns or otherwise) that is inconsistent with such allocation.  No later than thirty (30) days prior to the filing of its Form 8594 relating to the transactions contemplated by this Agreement, each Party shall deliver to the other Party a copy of its Form 8594.

ARTICLE IV

CLOSING AND DELIVERIES

4.1           Closing.  The closing of the transactions contemplated hereby (the “Closing”) shall take place once all of the Closing conditions under Section 8 and Section 9 have been met or waived by the party entitled to the benefit of the condition (the “Closing Date”).  All proceedings to be taken and all documents to be executed and delivered by all Parties at the Closing will be deemed to have been taken and executed simultaneously and no proceedings will be deemed to have been taken nor documents executed or delivered until all have been taken, executed and delivered.  Regardless of the time at which Closing occurs, Closing will be deemed for all purposes to have occurred immediately after the close of business on the Closing Date.

4.2                                 Deliveries by Seller.  At the Closing, Seller shall deliver or cause to be delivered to Buyer the following items:

(a)                                  the Bill of Sale, duly executed by Seller;

(b)                                 the Patent and Trademark Assignment, duly executed by Seller;

(c)                                  the License Agreement, duly executed by Seller;

(d)                                 the Transitional Services Agreement, duly executed by Seller;

(e)                                  document(s) evidencing the full and complete release of all Liens with respect to the Acquired Assets;

(f)                                    the Required Consents, duly executed by Seller and each of the appropriate parties thereto;

(g)                                 a work plan for obtaining the Consents of the applicable third-parties with respect to the Non-Assignable Assets approved by Buyer, which approval shall not be unreasonably withheld or delayed; and

(h)                                 such other documents, instruments of sale, transfer, conveyance or assignment as are required to vest title in and to the Acquired Assets in Buyer.

4.3                                 Deliveries by Buyer.  At the Closing, Buyer shall deliver or cause to be delivered to Seller the following items:

(a)                                  the Closing Payment;

(b)                                 the Instrument of Assumption, duly executed by Buyer;

(c)                                  the Transitional Services Agreement, duly executed by Buyer;

(d)                                 the License Agreement, duly executed by Buyer; and

(e)                                  such other documents and instruments as are required to evidence the assumption of the Assumed Liabilities by Buyer.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth on the Seller Disclosure Schedule (which shall qualify the representations and warranties of the Seller set forth in this Article V to the extent the relevant Section hereof is referenced in the Seller Disclosure Schedule or any information or disclosures contained in any part of such Disclosure Schedule are obviously applicable to any other Section hereof), Seller hereby represents and warrants to Buyer as follows:

5.1                                 Organization and Standing.  Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the state of Delaware.  Seller is duly qualified to do business and in good standing in the states of the United States and in any foreign jurisdiction in which the character of the properties owned or leased by Seller and used by Seller in the Business or in which the conduct of the Business requires Seller to be so qualified, except where the failure to be so qualified or to be in good standing would not reasonably be expected to have a Material Adverse Effect.

5.2                                 Authority, Validity and Effect.  Seller has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and the Ancillary Agreements and to consummate the transactions contemplated hereby or thereby.  This Agreement and the Ancillary Agreements have been duly executed and delivered by Seller.  This Agreement and the Ancillary Agreements are the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with the terms hereof or thereof, except as limited by (i) applicable bankruptcy, reorganization, insolvency, moratorium or other similar laws affecting the enforcement of creditor’s rights generally from time to time in effect, or (ii) the availability of equitable remedies (regardless of whether enforceability is considered in a proceeding at law or in equity) (the “General Enforceability Exceptions”).

5.3                                 No Conflict.  Neither the execution and delivery of this Agreement or the Ancillary Agreements by Seller, nor the consummation by Seller of the transactions contemplated hereby or thereby, nor compliance by Seller with any of the provisions hereof or thereof, will (i) conflict with or result in a breach of any provision of Seller’s Certificate of Incorporation or By-Laws or the charter documents of Iteris GmbH; (ii) except as set forth on Schedule 5.3, conflict with, constitute or result in the breach of any term, condition or provision of, or constitute a default under, result in or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation or imposition of any Lien upon any of the Acquired Assets pursuant to, or require any notice under, filing with, authorization of, exemption by or consent of any note, bond, mortgage, indenture, Contract or other instrument or obligation to which Seller or Iteris GmbH is a party or by which the Business is subject; or (iii) violate any Order or Law to which Seller or Iteris GmbH, the Business or the Acquired Assets are subject.

5.4                                 Title.

(a)                                  Except as set forth in Schedule 5.4(a), Seller has good title to, and the unqualified right to sell to Buyer, the Acquired Assets, free and clear of all Liens.

(b)                                 Except as set forth on Schedule 5.4(b), the Equipment comprises all of the Equipment necessary to (i) assemble, test, ship and service the Products in a manner consistent with Seller’s current practices and in accordance with Seller’s product warranty for the Products and (ii) perform the development and engineering services required by the Assigned Contracts.

(c)                                  Schedule 5.4(c) lists each location at which any of the Acquired Assets are maintained.

5.5                                 Material Contracts.

(a)                                  Schedule 5.5 identifies those Contracts included in the Assigned Contracts (but excluding purchase and sale orders entered into in the Ordinary Course) that, as of the date hereof:

(i)                                     cover the lease, purchase or service of tangible personal property;

(ii)                                  imposes a Lien on any of the Acquired Assets;

(iii)                               appoint a Person as a manufacturer’s representative, distributor or sales agent;

(iv)                              restrict Seller from conducting the Business;

(v)                                 have as a party an Affiliate of Seller or a Governmental Authority;

(vi)                              any Contract relating to the employment of any Person;

(vii)                           any collective bargaining or similar labor Contract;

(viii)                        any loan or monetary advance to or investment in any person, or any Contract relating to the making of any such loan, advance or investment other than advances for business and travel expenses made in the Ordinary Course;

(ix)                                any lease, conditional sales or other Contract pursuant to which Seller leases, has purchased or sold or holds possession of, but not title to, any real or personal property, whether as lessor, lessee, purchaser, seller, bailee, pledge or the like;

(x)                                   any Contract which involves a built-in-loss to the Business in its performance; or

(xi)                                any Contract relating to, directly or indirectly, trade secrets used in the Business.

(b)                                 Prior to the date hereof, Seller has made available to Buyer an accurate and complete copy of each Material Contract (or described to Buyer in detail satisfactory to Buyer the material terms of any Material Contract that is not written).

(c)                                  Each Material Contract is valid, binding and enforceable in accordance with its terms, except as limited by the General Enforceability Exceptions, and is in full force and effect.  The transactions contemplated by this Agreement will not give rise to any material breach of, or right of acceleration or termination under, any Material Contract, excluding the failure to obtain consents or approvals under Non-Assignable Assets if such consent or approval is not a Required Consent.  There are no existing material defaults by Seller under any of the Material Contracts.  To Seller’s Knowledge, no event has occurred that (whether with or without notice, lapse of time or the happening or occurrence of any other event) would constitute a material default under any Material Contract by any party thereto other than Seller.

5.6                                 Intellectual Property.

(a)                                  Schedule 1.1(e) sets forth a correct and complete list of all of the Acquired Intellectual Property including, without limitation, all: (i) patented or registered Acquired Intellectual Property; (ii) pending patent applications and applications for registrations of Acquired Intellectual Property; (iii) material computer software; and (iv) other material unregistered Intellectual Property including general descriptions of trade secrets, confidential information and invention disclosures without revealing any confidential information relating thereto.  Except as disclosed in Schedule 5.6(a), the Acquired Intellectual Property constitutes all the Intellectual Property required to conduct the operation of the Business as currently conducted.

(b)                                 Except as disclosed in Schedule 5.6(b), (i) to Seller’s Knowledge, all of the Acquired Intellectual Property is valid and enforceable and none of the patents included in the Acquired Intellectual Property has been misused in any material respect, and (ii) there are no pending or, to Seller’s Knowledge, threatened, claims or proceedings by any Person challenging the validity, enforceability or the Seller’s use or ownership of any of the Acquired Intellectual Property.  Except as disclosed in Schedule 5.6(b), the Seller owns the entire right, title and interest in and to the Acquired Intellectual Property, free and clear of all Liens.

(c)                                  Except as disclosed on Schedule 5.6(c), the Seller owns the entire right, title and interest in and to all Acquired Intellectual Property or has the right to use (as granted from the owner or licensor of such Intellectual Property listed on Schedule 1.1(e)) all Acquired Intellectual Property used in, or necessary to permit the Buyer to conduct the operation of, the Business as currently conducted. The Seller is the owner of record of any application, registration or grant for each item of Acquired Intellectual Property listed on Schedule 1.1(e), and has properly executed and recorded all documents necessary to perfect its title to such Acquired Intellectual Property. Schedule 1.1(e) sets forth a complete list of all existing licenses, sublicenses and permissions to use any of the Acquired Intellectual Property granted by Seller (in each case, identifying the Acquired Intellectual Property licensed, the license parties thereto and the date of the agreement permitting use of the item(s)).

(d)                                 Except as disclosed in Schedule 5.6(d), (i) neither the conduct of the Business nor any of the Products sold or provided by the Seller in connection therewith infringes, misappropriates or otherwise conflicts with the Intellectual Property of any other Person, (ii) the Seller has not received any notices regarding any of the foregoing (including, without limitation, any demands or unsolicited offers to license any Intellectual Property from any other Person), and (iii) to Seller’s Knowledge, no other Person has infringed, misappropriated or otherwise conflicted with any of the Acquired Intellectual Property.

(e)                                  No loss or expiration of any of the Acquired Intellectual Property is threatened, pending or reasonably foreseeable, except for patents expiring at the end of their statutory terms. The Seller has taken all necessary and desirable actions to maintain all Acquired Intellectual Property that has been registered with the U.S. Patent and Trademark Office and has taken reasonable measures to maintain the secrecy of any trade secrets that are included in the Acquired Intellectual Property.

(f)                                    The Seller owns and possesses the entire right, title and interest in and to all Acquired Intellectual Property created or developed by, for or under the direction or supervision of the Seller, and all current or former employees, consultants, or contractors who have participated in the creation or development of the Acquired Intellectual Property, including, without limitation, the Acquired Intellectual Property listed on Schedule 1.1(e), have executed and delivered to the Seller a valid and enforceable agreement (i) providing for the non-disclosure by such current or former employee, consultant, or contractor of any confidential information of the Seller and (ii) providing for the assignment by such current or former employee, consultant, or contractor to the Seller of any Intellectual Property arising out of such employee’s, consultant’s, or contractor’s employment by, engagement by or contract with the Seller.

(g)                                 Immediately subsequent to the Closing, the Acquired Intellectual Property will be owned by or available for use by the Buyer and, subject to obtaining consents or approvals under any Non-Assignable Assets, other Intellectual Property licensed to Seller under any Assigned Contracts will be available for use by Buyer, on terms and conditions identical to those under which the Seller owned or used such Intellectual Property immediately prior to the Closing Date.

(h)                                 The Seller has taken all necessary steps to maintain the confidentiality of the trade secrets and other confidential Intellectual Property used in connection with the Business.  There has been no misappropriation of any material trade secrets or other material confidential Intellectual Property used in connection with the Business by any person;  no employee, independent contractor, or agent of the Seller or any Subsidiary has misappropriated any trade secrets of any other person in the course of performance as an employee, independent contractor, or agent of the Business; and  no employee, independent contractor, or agent of the Seller is in default or breach of any term of any employment agreement, nondisclosure agreement, assignment of invention agreement, or similar agreement or contract relating in any way to the protection, ownership, development, use, or transfer of Intellectual Property.

5.7                                 Litigation.  There are no Actions commenced or pending or, to Seller’s Knowledge, threatened against Seller or Iteris GmbH or against any of their properties that would reasonably be expected to have a Material Adverse Effect if decided adversely or that would restrict the consummation of the transactions under this Agreement or the Ancillary Agreements.  Seller is not subject to any Order that would reasonably be expected to affect the Business.

5.8                                 Compliance with Laws.  Except as set forth on Schedule 5.8, each of Seller and Iteris GmbH (i) has been in compliance with all Laws and Orders applicable to the Business, and (ii) has not received any written notification from any Governmental Authority asserting that Seller or Iteris GmbH is not in compliance with any Law or Order applicable to the Business.

5.9                                 Product Warranty.  Each product manufactured, sold or delivered by Seller, whether directly or indirectly through Iteris GmbH or otherwise, has been manufactured, sold or delivered, as the case may be, in conformity with all applicable material contractual commitments (including any applicable warranties), and, to Seller’s Knowledge, Seller has no Liability in excess of any reserve in the Final Net Assets Statement with respect to any Products that remain under warranty.

5.10                           Product Liability.  Seller has not manufactured, sold or supplied products in connection with the Business that are faulty or defective in any material respect.

5.11                           Employees. Schedule 5.11 lists, with respect to each Transferred Employee, his or her position, the date on which he or she became employed (or has been deemed by Seller to have become employed) by Seller and, as applicable, his or her base compensation or rate of pay.

(a)                                  No employees of the Business are represented by any union or subject to any collective bargaining agreement and, to Seller’s Knowledge, no employees are engaged in any union organizing activities.

(b)                                 To Seller’s Knowledge, no Transferred Employee has suffered or is suffering from any illness or disease caused directly or indirectly by any employment related condition or by contact with any materials within the scope of such Transferred Employee’s employment.

(c)                                  Seller has not received written notice of any complaint filed with any Governmental Authority or other body against Seller with respect to the Transferred Employees alleging unfair labor practices, human rights violations, employment discrimination charges, or similar matters, and to Seller’s Knowledge no Actions with respect to any such complaints have been threatened.

(d)                                 Seller has not experienced any work stoppages, walkouts or strikes with respect to the Business or, to Seller’s Knowledge, threats of any of the foregoing with respect to the Business.

(e)                                  Seller has complied in all material respects with all applicable Laws relating to the employment of labor relating to the Business, including applicable Laws relating to wages, hours, equal opportunity, occupational health and safety, collective bargaining, age discrimination, sex discrimination, and the withholding and payment of social security and other Taxes.

(f)                                    Except as set forth in Schedule 5.11, to Seller’s Knowledge, no Transferred Employee is subject to any secrecy or non-competition agreement or any other agreement or restriction of any kind that would impede in any way the ability of such

Transferred Employee to carry out the activities of such Transferred Employee in furtherance of the Business while employed by Buyer.

5.12                           Financial Statements.  Attached as Schedule 5.12 are the following financial statements of Seller with respect to the Business (including for this purpose the balance sheet and results of operation for Iteris GmbH) (the “Financial Statements”): (i) statement of net assets as of the fiscal year ended March 31, 2011 (the “March 31 Statement of Net Assets”) and (ii) income statements for the fiscal years ended March 31, 2010 and March 31, 2011. Except as set forth on Schedule 5.12, all of the Financial Statements have been prepared from the books and records of Seller in accordance with generally accepted accounting principles consistently applied and fairly present in all material respects the financial condition of the Business as of their respective dates and the results of operations for the periods covered thereby.  The income statements included in the Financial Statements do not contain any income not earned in the Ordinary Course except as expressly specified therein, and the Financial Statements include all normal year-end adjustments but do not include footnotes or other presentation items normally included in audited financial statements.

5.13                           Inventory.  Seller’s  inventory as shown on the March 31 Statement of Net Assets, is, and as reflected in the books and records as of the Closing Date will be, of a quality and quantity normally maintained by Seller in the Ordinary Course.  Seller’s inventory is in good and merchantable condition and suitable and usable at or in excess of its carrying value (net of reserves) for the purposes for which intended.  None of Seller’s inventory is obsolete or defective (in excess of reserves) and the finished goods inventory is saleable in the Ordinary Course.  To Seller’s Knowledge, there is no material adverse condition affecting the supply of products or materials available to Seller.  Except as set forth on Schedule 5.13, no inventory has been consigned (that is, delivered but not sold or sold with a right of return) to any Person.

5.14                           Accounts Receivable.  The Accounts Receivable of Seller as reflected in the books and records of the Seller as of March 31, 2011, and as of the Closing Date, accurately reflect, or on the Closing Date will accurately reflect, the Accounts Receivable, net of the stated reserves for uncollectable accounts therefor, and represent valid obligations arising from sales made or services performed in the Ordinary Course.   There is no contest, claim, defense or right of setoff, other than for returns in the Ordinary Course, relating to the amount or validity of the Accounts Receivable.

5.15                           Tangible Assets.  Each tangible Acquired Asset has been maintained in accordance with normal industry practice and is in good operating condition (subject to normal wear and tear) and is free from all material defects.

5.16                           Permit.  Schedule 5.16 contains a true and complete list of all Transferred Permits including any in the name of Iteris GmbH.  All of the Transferred Permits are currently effective and valid and are all of the Permits required to conduct the Business as currently conducted by Seller.  Each Transferred Permit is transferable to Buyer.

5.17                           Transactions with Related Parties.  Except as set forth on Schedule 5.17, none of Seller’s Affiliates or, to Seller’s Knowledge, its employees or agents: (i) has any interest in any property (whether real, personal, or mixed and whether tangible or intangible), used in or pertaining to the Business; (ii) owns, of record or as a beneficial owner, an equity interest or any other financial or profit interest in any Person that (A) has business dealings or a material financial interest in any transaction with respect to the Business, or (B) engages in competition with the Business; (iii) is a party to any Assigned Contract; or (iv) has any cause of action or other claim whatsoever against, owes or has advanced any amount to, Seller with respect to the Business, except for claims in the Ordinary Course such as for salary or wages or accrued benefits under employee benefit plans.

5.18                           Major Customers and Suppliers.  Schedule 5.18 contains a list of the twenty largest customers and the ten largest suppliers of the Business for the year ended March 31, 2011 and the two month period ended May 31, 2011, and includes the sales or purchases by Seller attributable to each such customer or supplier for each such period.  To Seller’s Knowledge, no customer or supplier listed on Schedule 5.18, nor any other material customer or supplier of the Business intends to cease doing business with Seller or decrease the amount or nature of business it does with Seller in any material respect.  Seller has not received any notice that any (i) customer intends to renegotiate its current price structure or demand or request a discount on any Products, or (ii) supplier intends to increase the price of any items that such supplier supplies to Seller in connection with the Business.

5.19                           No Brokers.  Except as set forth on Schedule 5.19, no broker, finder or similar agent has been employed by or on behalf of Seller in connection with the transactions contemplated by this Agreement or the Ancillary Agreements, and Seller has no Liability to pay any brokerage commission, finder’s fee or any similar compensation in connection with this Agreement or the Ancillary Agreements or the transactions contemplated hereby or thereby.

5.20                           Interest in Business.  Seller has not granted, and there is not outstanding, any option, right, agreement or other obligation pursuant to which any person could claim a right to acquire in any way all or any part of, or interest in, the Business or Acquired Assets.

5.21                           Iteris GmbH.

(a)                                  Organization, Qualification, and Power.  Iteris GmbH is a company of limited liability, validly existing and in good standing under the laws of Germany and is duly qualified to do business in each jurisdiction in which Iteris GmbH owns or leases property, maintains an office or has employees residing, except where the failure to be so qualified, would not reasonably be expected to have a Material Adverse Effect.  Schedule 5.21(a) lists the officers, managers and members of Iteris GmbH, as applicable.

(b)                                 Capitalization.  All capital stock of Iteris GmbH is owned beneficially and of record, and free of all liens and or other encumbrance, by Seller.  All such equity capital is duly authorized, validly issued, fully paid and nonassessable.  There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights or other contracts or commitments that require the Iteris GmbH or the Seller to issue, sell or otherwise cause to become outstanding any of Iteris GmbH’s equity securities.  There are no outstanding stock appreciation, phantom stock, profit participation or similar rights with respect to Iteris GmbH.  Iteris GmbH has no obligation of any kind to issue any additional equity or other securities to any person.

(c)                                  Legal.  Set forth in Schedule 5.21(c) is a list of all governmental permits, variances, licenses, registrations, certificates and other governmental authorizations held by Iteris GmbH and used by Iteris GmbH in the conduct of the Business.  These permits constitute all governmental permits, variances, licenses, registrations certificates and other governmental authorizations necessary for Iteris GmbH to conduct its business as presently conducted, except where the failure to possess any such governmental permit, variance, license, registration, certificate or other governmental authorization would not reasonably be expected to have a Material Adverse Effect.  Iteris GmbH is in compliance in all material respects with all applicable Laws and Orders, and Iteris GmbH is not under investigation with respect thereto, nor has it been charged with or given notice of any material violation of, any Laws.

(d)                                 No Undisclosed Liabilities.  Except as set forth on Schedule 5.21(d) hereto or as fully reflected in, reserved against or otherwise described in Schedule 5.12, Iteris GmbH has no indebtedness, obligations or Liabilities of any kind (whether accrued, absolute, contingent or otherwise, and whether due or to become due) that (i) would have been required to be reflected in, reserved against or otherwise described in the Financial Statements in accordance with generally accepted accounting principles applied on a basis consistent with past practice, or (ii) were not incurred in the ordinary course of business consistent with past practice.

(e)                                  Tax Matters.  Except as set forth on Schedule 5.21(e), Iteris GmbH has filed or caused to be filed all tax returns required to be filed with respect to Iteris GmbH.  All tax returns at the time of filing complied with all applicable tax laws.  All taxes owed by Iteris GmbH shown on any tax Return have been paid.  Iteris GmbH is not currently the beneficiary of any extension of time within which to file any tax return.  No claim has been made against Iteris GmbH by an authority in a jurisdiction where Iteris GmbH does not file tax returns that it is subject to taxation by that jurisdiction.

5.22                           Events Subsequent to March 31, 2011.  Since March 31, 2011, except (i) as set forth on Schedule 5.22, (ii) as permitted or contemplated by this Agreement, or (iii) as consented to by Buyer in writing, there has not been:

(a)                                  any material adverse change in the business or financial condition of the Business;

(b)                                 any transaction entered into or carried out by Seller related to the Business other than in the ordinary course of business;

(c)                                  any material change in Seller’s method of doing business related to the Business or any material change in its accounting principles or practices or its method of application of such principles or practices related to the Business;

(d)                                 any Lien imposed or agreed to be imposed on or with respect to Acquired Assets; or

(e)                                  any sale, lease or other disposition of, or any agreement to sell, lease or otherwise dispose of, any of the material assets of Seller related to the Business, other than sales of inventory in the ordinary course of business.

5.23                           Statements True and Correct.  No representation or warranty made by Seller in this Agreement, the Ancillary Agreements, or in any statement, certificate or instrument to be furnished to Buyer pursuant to this Agreement or any Ancillary Agreement contains or will contain any untrue statement of material fact or omits or will omit to state a material fact necessary to make these statements contained herein and therein not misleading.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as follows:

6.1                                 Organization and Standing.  Buyer is a limited liability company duly formed, validly existing and in good standing under the laws of the state of Delaware.  Buyer is duly qualified to do business and in good standing in the states of the United States in which the character of the properties owned or leased by it or in which the conduct of its business requires it to be so qualified, except where the failure to be so qualified or to be in good standing would not reasonably be expected to have a material adverse effect on Buyer or its business.

6.2                                 Authority, Validity and Effect.  Buyer has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement or the Ancillary Agreements and to consummate the transactions contemplated hereby or thereby.  This Agreement and the Ancillary Agreements have been duly executed and delivered by Buyer.  This Agreement and the Ancillary Agreements are the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with the terms hereof and thereof, except as limited by the General Enforceability Exceptions.

6.3                                 No Conflict; Required Filings and Consents.  Neither the execution and delivery of this Agreement or the Ancillary Agreements by Buyer, nor the consummation by Buyer of the transactions contemplated hereby or thereby, nor compliance by Buyer with any of the provisions hereof or thereof, will (i) conflict with or result in a breach of any provision of Buyer’s Certificate of Formation or Limited Liability Company Agreement (or similar organizational documents); (ii) conflict with, constitute or result in the breach of any term, condition or provision of, or constitute a default under, result in or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation or imposition of any Lien upon any material assets of Buyer pursuant to, or require any notice under, filing with, authorization of, exemption by or consent of, any note, bond, mortgage, indenture, Contract or other instrument or obligation to which Buyer is a party or by which it or any of its material assets are subject, and that, in any such event, would reasonably be expected to have a material adverse effect on Buyer or its business; or (iii) to Buyer’s Knowledge, violate any Order or Law to which Buyer or any of its businesses are subject.

6.4                                 Litigation.  There are no Actions commenced or pending, or to Buyer’s Knowledge, threatened, against Buyer or against any of its properties that would restrict the consummation of the transactions under this Agreement or the Ancillary Agreements.  Buyer is not subject to any Order that would reasonably be expected to have a material adverse effect on Buyer or its business.

6.5           No Brokers.  No broker, finder or similar agent has been employed by or on behalf of Buyer in connection with the transactions contemplated by this Agreement or the Ancillary Agreements, and Buyer has no Liability to pay any brokerage commission, finder’s fee or any similar compensation in connection with this Agreement or the Ancillary Agreements or the transactions contemplated hereby or thereby.

ARTICLE VII

COVENANTS

7.1           Further Assurances; Subsequent Transfers.

(a)           Seller and Buyer shall execute and deliver such further instruments of conveyance, transfer and assignment and shall take such other actions as either of them may reasonably request of the other in order to effectuate the purposes of this Agreement or the Ancillary Agreements and to carry out the terms hereof.

(b)           Neither Seller nor Buyer will be obligated to pay any consideration (except for filing fees, administrative charges and de minimis amounts) to any third party from whom Consents are sought with respect to obtaining such Consents.  If and to the extent that Seller and Buyer are unable to obtain any required Consent through the use of commercially reasonable methods, and Buyer has agreed in writing to waive the receipt of such Consents that are a condition to Closing under Section 8.3, unless prohibited by Law or the terms thereof, (i) Seller shall continue to be bound by the terms of such Non-Assignable Assets to the extent reasonably practicable without the Acquired Assets; and (ii) Buyer shall pay, perform and discharge fully all the obligations of Seller thereunder from and after the Closing Date and, subject to Section 10.2(a)(iv), indemnify Seller and its Related Persons for all Damages arising out of such performance by Buyer under the Non-Assignable Assets.  Seller shall, without further consideration therefor, pay, assign and remit to Buyer promptly all monies, rights and other considerations received in respect of such performance by Buyer.  Seller shall exercise or exploit its rights and options under all such Non-Assignable Assets only as reasonably directed by Buyer and at Buyer’s expense.  If and when any such Consent is obtained or such Non-Assignable Asset otherwise becomes assignable or able to be novated, Seller shall promptly assign and novate all its rights and obligations thereunder to Buyer, without payment of further consideration therefor, and Buyer shall, without the payment of any further consideration therefor, assume all such rights and obligations.

7.2           Prorations and Post-Closing Receipts; Iteris GmbH.

(a)           Promptly after the Closing Date, Buyer and Seller will cooperate to prorate any personal property Taxes levied on the Acquired Assets (“Apportionable Expenses”) and shall apportion such amounts on a per diem basis in accordance with the principle that Apportionable Expenses related to or arising from time periods on or prior to the Closing Date will be borne by Seller and Apportionable Expenses related to or arising from time periods after the Closing Date will be borne by Buyer.  If any Taxes required under this Section 7.2(a) to be borne by Seller are assessed against Buyer or any of the Acquired Assets, Buyer shall notify

Seller in writing promptly thereafter and Seller shall be entitled to contest, in good faith, such assessment or charge.

(b)           If, following the Closing Date, Seller or Buyer receives any property or payment belonging to the other Party, Seller or Buyer, as the case may be, will immediately forward such property or payment to the appropriate Party in the form such property or payment was received.

(c)           Seller shall file all required tax returns of Iteris GmbH for all periods ending on or before the Closing and shall pay all required taxes owing by Iteris GmbH for the periods before the Closing. Seller shall provide to Buyer a copy of any tax return Seller proposes to file pursuant to this Section 7.2(c) not less than thirty (30) days prior to the intended filing date for review and comment by Buyer.

7.3           Publicity.  No press release or public announcement concerning the transactions contemplated by this Agreement will be made by either party without the prior written consent of the other party; provided, however, that nothing herein shall be deemed to prohibit the Seller from making any public disclosure that the Seller deems reasonably necessary under applicable Law.  Seller shall keep Buyer reasonably apprised of its intended public disclosures with respect to the transaction contemplated by this Agreement.

7.4           Transfer Taxes.  Buyer shall pay any state and local sales, transfer or similar Taxes and all recording costs and fees, however styled or designated, that are required to be paid in connection with the transactions contemplated by this Agreement, and Buyer, at its own expense, shall prepare and file all necessary Tax Returns and other documentation with respect to all such Taxes, costs and fees.

7.5           Non-Competition.

(a)           The Seller agrees that for the period beginning on the Closing Date and ending on December 31, 2017, the Seller and its  Affiliates shall not, anywhere in the world, directly or indirectly, either alone or jointly or in conjunction or concert with any other person, conduct, engage in, render services or advice to, finance or participate or become interested in (in any manner, whether as manager, employee, officer, director, consultant, contractor, owner, partner or otherwise, or through equity ownership or other investment or financial interest) any company, enterprise, venture, entity, business or other person that engages or proposes to engage in the design, development, manufacture, testing, sale and service of in-vehicle vision systems and software for driver assistance and remote monitoring of automotive and commercial and rail vehicles including but not limited to passenger cars, light trucks, medium and heavy trucks, buses, trailers and off-highway vehicles and trains utilizing  machine vision technology, including advanced driver assistance systems, lane departure warning systems and other applications, anywhere in the world or related equipment, supplies or products, that is or are, in whole or in part, the same as, similar to, substitutes for or competitive with (or that are intended to compete with or displace in the market) any Products; provided that the foregoing restriction shall not apply to (i) the providing of consulting services and rolling stock detection systems to the rail industry and (ii) the ownership of less than one percent of the outstanding equity securities of a person having securities that are listed for trading on a national securities exchange.  Notwithstanding anything to the contrary herein, Seller shall have no restrictions on its ability to engage in, render services or advice to, finance or participate or hold an interest in any business that engages in providing products or services relating to (i) sensors and systems used to detect, monitor and characterize vehicle and/or pedestrian presence and motion on roads and highways for the purposes of traffic management (as contrasted with information intended to affect a single vehicle), intersection management, road/highway management, road/highway maintenance or otherwise related to the road/highway infrastructure, or (ii) designing and implementation of traffic and/or transportation management and information systems (as contrasted with individual vehicle information systems), public transportation systems, traffic engineering, traffic planning or transportation planning.

(b)           For the period of three years from the Closing Date, Seller shall not solicit for employment or consultation, or hire or permit to be employed, directly or indirectly, any Transferred Employee.  Notwithstanding anything to the contrary in this Section 7.5(b) or elsewhere in this Agreement nothing in this Agreement shall be deemed to prohibit Seller or any of its subsidiaries from advertising employment opportunities on the Internet or in any newspaper, trade journal or other publication or from search firm engagements not directed at the Transferred Employees. The foregoing notwithstanding, in the event that the employment of any Transferred Employee is terminated by Buyer, the Seller shall not be prohibited from engaging such Transferred Employee as an employee or otherwise.

7.6           No Hire.  Except as permitted in the Transition Services Agreement and Section 7.11, for the period of three years from the Closing Date, Buyer will not, directly or indirectly, solicit for employment or hire, as a director, officer, employee, independent contractor or advisor, any employee of Seller.

7.7           Confidentiality.

(a)           When it discloses Confidential Information (as defined in Section 7.7(c)) each Party is referred to as a “Disclosing Party” in this Section 7.7, and when it receives such Confidential Information each Party is referred to as a “Receiving Party” in this Section 7.7.

(b)           Confidential Information will be used by the Receiving Party solely for the purpose of fulfilling its responsibilities pursuant to this Agreement and the Ancillary Agreements and not in any way directly or indirectly detrimental to the Disclosing Party.  The Confidential Information will be kept confidential by the Receiving Party, except that the Receiving Party may disclose the Confidential Information or portions thereof to those of its Related Persons who need to know such information for the purpose of fulfilling the Receiving Party’s responsibilities pursuant to this Agreement or as otherwise required by Law.  Each Receiving Party will inform its Related Persons of the confidential nature of the Confidential Information and agrees to be responsible for any breach of this section by any of its Related Persons.

(c)           The term “Confidential Information” as used in this Agreement will mean all information and documents, whether in written or oral form, which any Disclosing Party furnishes or otherwise discloses to a Receiving Party or any of its Related Persons, whether furnished or otherwise disclosed before or after the date of this agreement.  The term

“Confidential Information” does not include any information which (i) at the time of disclosure or thereafter is generally available to and known by the public (other than as a result of a disclosure directly or indirectly by the Receiving Party or any of its Related Persons), (ii) is known by the Receiving Party on the date of this Agreement, (iii) is available to the Receiving Party on a nonconfidential basis from a source other than the Disclosing Party, or (iv) is independently developed by the Receiving Party without any violation of any obligation under this Agreement.

7.8           Additional Intellectual Property.      If at any time subsequent to the Closing Buyer determines in the exercise of its reasonable judgment that Intellectual Property (other than Intellectual Property included in the Excluded Assets) owned or used by the Seller in the conduct of the Business by the Seller was not conveyed to Buyer as part of the Acquired Intellectual Property, Seller shall (a) promptly provide the Intellectual Property to Buyer (i) by transfer, if the Intellectual Property is owned by Seller and used exclusively in the Business, or (ii) by license (on terms provided for in the License Agreement), if the Intellectual Property is owned by Seller and used by Seller in multiple lines of business including the Business, at no cost to Buyer, or (b) if the Intellectual Property is licensed to Seller by an unrelated third party, prior to expiration of Phase 1 of the Transition Services Agreement,  obtain a license for Buyer to use the Intellectual Property on terms comparable to the license applicable to Seller for the Intellectual Property.  The cost of the license(s) shall be borne solely by Seller except with respect to licensed Intellectual Property that typically requires a periodic license fee, in which case the Seller shall pay the license fee through December 31, 2011.

7.9           Conduct of Business During Earn Out Periods.  During the Automotive Earn Out Period, Buyer shall conduct the Business in a commercially reasonable manner and shall not take any action or fail to take any action intended to impair the Automotive Earn Out Amount, including the automotive aftermarket.  The foregoing notwithstanding, the Buyer may in its sole discretion deal with the commercial vehicle Products  without any duty or obligation to account to the Seller in respect thereof, including incorporating all or a portion of the Products into a product or system manufactured or sold by the Buyer for the commercial vehicle market, decreasing or discontinuing sales of the Products in the commercial vehicle market, discontinuing the Products for sale in the commercial vehicle market or any portion thereof or replacing one or more of such Products with a superior technology that would, in Buyer’s reasonable judgment, provide a superior solution to Buyer’s customer needs or requirements.

7.10         [***]*.

7.11         Employment Offers.  On or prior to the Closing Date, the Buyer shall make an offer of employment to each Transferred Employee, with such employment to become effective on the first business day following the Closing at a salary level equal to or greater than the salary such employee received for his/her employment with Seller as of the Closing Date and will offer the Transferred Employees all benefits commensurate with Buyer’s standard practice for all comparably-situated employees of Buyer.  The Buyer’s obligations under this Section 7.11 shall not constitute a contract for the benefit of any third party. For purposes of determining benefits, the Buyer shall credit  each Transferred Employee for his or her period of employment with

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Seller and honor each Transferred Employees’ vacation benefit with Seller, not to exceed three (3) weeks of unpaid time off, which vacation will be scheduled at times mutually agreed by the Buyer and the Transferred Employee. On or before the Closing Date Seller shall pay to each Transferred Employee a cash amount equal to the vacation benefit which the Transferred Employee has earned up to the Closing Date.

ARTICLE VIII

CONDITIONS TO OBLIGATION OF BUYER

The obligation of Buyer to consummate the transactions contemplated by this Agreement and the Ancillary Agreements is subject to the satisfaction or waiver, at or prior to the Closing, of each of the following conditions:

8.1           Representations and Warranties.  The representations and warranties of Seller set forth in this Agreement or the Ancillary Agreements, or any document or instrument delivered to Buyer under this Agreement or the Ancillary Agreements, shall be true and correct in all material respects as of the Closing Date as if such representations and warranties had been made at and as of the Closing Date (except as to such representations and warranties made as of a specific date, which shall have been accurate in all material respects as of such date), except that any such representation and warranty shall be true and correct in all respects where such representation and warranty is by its terms already qualified with respect to materiality or a Material Adverse Effect.

8.2           Performance; Covenants.  Seller shall have performed and complied in all material respects with all of the terms, covenants and agreements of this Agreement and the other Ancillary Agreements required to be performed or complied with by Seller at or prior to the Closing.

8.3           Closing Deliveries.  At the Closing, Seller shall have delivered the following documents to Buyer:

(a)           A certificate dated as of the Closing Date signed by a duly authorized officer of Seller certifying the satisfaction of the conditions set forth in Sections 8.1 and 8.2;

(b)           A certificate of the secretary of Seller, dated as of the Closing Date, in form and substance reasonably satisfactory to Buyer, as to: (i) certificate of good standing for Seller, dated within fifteen (15) Business Days  of the Closing Date; (ii) the resolutions of the Board of Directors of Seller authorizing the execution and performance of this Agreement and each Ancillary Agreement to be executed and delivered by Buyer, and the transactions contemplated hereby and thereby; and (iii) the incumbency and signatures of the officers of Seller executing this Agreement and each Ancillary Agreement to be executed and delivered by Seller;

(c)           The Closing deliveries to be made by the Seller under Section 4.2, duly executed by Seller;

(d)           Each employee of Seller listed on Schedule 8.3(d) shall have accepted employment with Buyer;

(e)           Seller shall have contacted, with Buyer present, each of the following customers and suppliers of the Business to introduce each such customer and supplier to Buyer: [***]*, [***]*, [***]*, [***]*, [***]*, [***]*, [***]*, Valeo, Audiovox, [***]*, [***]*, [***]*, and [***]*;  and

(f)            Such other documents as may be reasonably necessary to consummate the transactions contemplated by this Agreement, as reasonably requested by the Buyer or its counsel.

8.4           Qualifications.  Buyer and Seller shall have obtained all Required Consents.  The parties shall have provided all necessary notices, and all waiting periods required by Law shall have expired, necessary for the consummation of the transactions contemplated by this Agreement and the other Ancillary Agreements.

8.5           No Injunction, Etc.  No Action or legislation shall have been instituted, threatened or proposed before any Governmental Authority to enjoin, restrain, prohibit or obtain substantial damages in respect of, or which is related to or arises out of, this Agreement or the Ancillary Agreements, or the consummation of the transactions contemplated hereby or thereby, if such Action or legislation, in the reasonable judgment of Buyer or its counsel, would make it inadvisable to consummate the Acquisition or the transactions contemplated by this Agreement or the Ancillary Agreements.

8.6           No Material Adverse Effect.  There shall not have occurred any Material Adverse Effect.

8.7           Satisfaction of Indebtedness and Release of Liens.  At or before the Closing, Seller shall have caused all Liens encumbering the Acquired Assets to have been duly released by the secured parties or other lien holders and UCC-3 releases or termination statements or other lien discharging documents shall have been properly recorded or the prompt recording thereof shall have been duly arranged to the satisfaction of Buyer

ARTICLE IX

CONDITIONS TO OBLIGATION OF SELLER

The obligation of Seller to consummate the transactions contemplated by this Agreement and the Ancillary Agreements is subject to the satisfaction or waiver, at or prior to the Closing, of each of the following conditions:

9.1           Representations and Warranties.  The representations and warranties of Buyer set forth in this Agreement and the Ancillary Agreements, or any document or instrument delivered by Buyer to Seller under this Agreement or any Ancillary Agreement, shall be true and correct in all material respects as of the Closing Date as if such representations and warranties

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had been made at and as of the Closing Date (except as to such representations and warranties made as of a specific date, which shall have been accurate in all material respects as of such date), except that any such representation and warranty shall be true and correct in all respects where such representation and warranty is by its terms already qualified with respect to materiality or a Material Adverse Effect.

9.2           Performance; Covenants.  Buyer shall have performed and complied in all material respects with all of the terms, covenants and conditions of this Agreement and the Ancillary Agreements required to be performed or complied with by it at or prior to the Closing.

9.3           Closing Deliveries.  At the Closing, Buyer shall have delivered the following documents to Seller:

(a)           A certificate dated as of the Closing Date signed by a duly authorized officer of Buyer certifying the satisfaction of the conditions set forth in Sections 9.1 and 9.2;

(b)           A certificate of the secretary of Buyer, dated as of the Closing Date, in form and substance reasonably satisfactory to Seller, as to: (i) certificate of good standing for Buyer, dated within fifteen (15) Business Days of the Closing Date; (ii) the resolutions of the Board of Directors of Buyer authorizing the execution and performance of this Agreement and each Ancillary Agreement to be executed and delivered by Buyer, and the transactions contemplated hereby and thereby; and (iii) the incumbency and signatures of the officers of Buyer executing this Agreement and each and each Ancillary Agreement to be executed and delivered by Buyer;

(c)           The closing deliveries to be made by the Buyer under Section 4.3, duly executed by Buyer; and

(d)           Such other documents as may be reasonably necessary to consummate the transactions contemplated by this Agreement, as reasonably requested by the Seller or its counsel.

9.4           No Injunction, Etc.  No Action or legislation shall have been instituted, threatened or proposed before any Governmental Authority to enjoin, restrain, prohibit or obtain substantial damages in respect of, or which is related to, arises out of, this Agreement or the Ancillary Agreements or the consummation of the transactions contemplated hereby or thereby, if such Action or legislation, in the reasonable judgment of the Seller or its counsel, would make it inadvisable to consummate the transactions contemplated by this Agreement or the Ancillary Agreements.

ARTICLE X

INDEMNIFICATION

10.1         Survival Periods.

(a)           Seller’s liability for any breach of the representations and warranties made by it in this Agreement or the Ancillary Agreements shall survive until the date that is eighteen

(18) months after the Closing Date, except that Seller’s liability for any breach of the representations and warranties set forth in Section 5.6 (Intellectual Property) shall survive until July 31, 2015, and Seller’s liability for any breach of the representations and warranties set forth in Section 5.2 (Authority, Validity and Effect), Section 5.4 (Title), or Section 5.19 (No Brokers) shall have no expiration.  Subject to the foregoing, (i) Seller’s liability under Section 10.2(a)(iii) and Section 10.2(a)(vi) shall survive only until July 31, 2021, (ii) Seller’s liability under Section 10.2(a)(iv)(1) shall survive only until July 31, 2015, and (iii) Seller’s liability under Section 10.2(a)(iv)(2) shall survive only until July 31, 2014.

(b)           Buyer’s liability for any breach of the representations and warranties made by it in this Agreement or the Ancillary Agreements shall survive until the date that is eighteen (18) months after the Closing Date, except that Buyer’s liability for any breach of the representations and warranties set forth in Section 6.2 (Authority, Validity and Effect) or Section 6.5 (No Brokers) shall have no expiration.

(c)           The covenants of each Party made by it in this Agreement or the Ancillary Agreements shall survive the Closing in accordance with their terms.

(d)           No Party providing indemnification pursuant to this Article X (an “Indemnifying Party”) is obligated to provide such indemnification to the other Party or its Related Persons (the “Indemnified Party”) based upon a breach of representations and warranties unless the Indemnified Party has delivered written notice of its claim for indemnification prior to the expiration of any applicable period set forth in Section 10.1(a) or Section 10.1(b).

(e)           The survival periods set forth in this Section 10.1 are intended to shorten the period otherwise provided by law during which claims for breach of representations and warranties can be made, and that such claims must be asserted within the applicable survival period set forth in this Section 10.1 or be forever barred.

10.2         Indemnification.  Subject to the other provisions of this Article X, from and after the Closing:

(a)           Seller shall indemnify and hold Buyer and its Related Persons harmless from and against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, Liabilities, losses, claims and damages (collectively, “Damages”) resulting from:

(i)            Seller’s breach of any representation or warranty made by it in this Agreement or the Ancillary Agreements;

(ii)           Seller’s failure to perform or breach of any covenant made by it in this Agreement or the Ancillary Agreements;

(iii)          personal injury or property damage relating to any Products delivered, manufactured or sold, or services performed by Seller;

(iv)          (1) [***]*; and

(2)  any expense incurred by Buyer as set forth on Schedule 10.2;

(v)           a breach by any Person, other than Transferred Employees with respect to activities of the Transferred Employees subsequent to the Closing,  not employed by Buyer or under Contract with Buyer of any agreement relating to Intellectual Property transferred to Buyer;

(vi)          the expense to Buyer with respect to any safety based recall program to the extent the recall expense relates to products delivered, manufactured or sold by Seller; and

(vii)         the Retained Liabilities.

(b)           Buyer shall indemnify and hold Seller and its Related Persons harmless from and against all Damages resulting from:

(i)            Buyer’s breach of any representation or warranty made by it in this Agreement or the Ancillary Agreements;

(ii)           Buyer’s failure to perform or breach of any covenant made by it in this Agreement or the Ancillary Agreements; or

(iii)          the Assumed Liabilities.

10.3         Limits on Indemnification Obligations.

(a)           Notwithstanding any provision of this Agreement to the contrary, neither Buyer nor Seller will be obligated to indemnify the other party or its Related Persons for any Damages resulting from a breach of a representation or warranty made by Buyer or Seller, as applicable unless and until the amount of all Damages exceeds One Hundred Thousand Dollars ($100,000) (the “Basket”) and then for the amount of all of the Damages, including the Basket. [***]*, the total aggregate liability of the Seller for Damages with respect to any claims made pursuant to Section 10.2(a) shall be limited to Two Million Dollars ($2,000,000). The maximum amount of Damages that may be recovered from the Seller pursuant to this Article X together with all [***]* (as defined on Schedule 10.2) shall, in the aggregate, be limited to Seven Million Dollars ($7,000,000).  Subject to the foregoing, the limitations described on Schedule 10.3(a) shall apply.

(b)           Notwithstanding any provision of this Agreement or the Ancillary Agreements to the contrary, except to the extent payable pursuant to a Third Party Claim, neither Buyer nor Seller shall be obligated to indemnify the other party or its Related Persons for any punitive, special, indirect or consequential damages.

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(c)           The foregoing limitations set forth in Section 10.3(a) shall not apply to any breach of the representations and warranties made by Seller in Section 5.2 (Authority, Validity and Effect) and Section 5.4 (Title).

(d)           If the Initial Purchase Price is decreased pursuant to Section 3.2(d), Buyer shall not also be entitled to indemnification for breaches of representations, warranties, covenants or other agreements arising from such facts or circumstances to the extent of such decrease.

(e)           If the Buyer reduces the Automotive Earn Out Amount or Excess Performance Amount for any [***]*, Buyer shall not also be entitled to otherwise seek indemnification for the [***]*.  For the avoidance of doubt, Buyer shall not account for any [***]* more than once.

10.4         Procedures for Claims.

(a)           Notice of Claim.  If an Indemnified Party intends to seek indemnification pursuant to this Article X, such Indemnified Party shall promptly notify the Indemnifying Party in writing of such claim (the “Dispute Notice”) describing such claim in reasonable detail; provided that the failure to provide such notice will not affect the obligations of the Indemnifying Party unless it is actually prejudiced thereby.

(b)           Third Party Claims (General).  If an indemnification claim involves a claim by a third party against the Indemnified Party (a “Third Party Claim”), the Indemnifying Party will have thirty (30) days after receipt of the Dispute Notice to elect to undertake, conduct and control, through counsel of its own choosing and at its own expense, the settlement or defense of the Third Party Claim; provided that the Indemnified Party may participate in such settlement or defense through counsel chosen and paid for by the Indemnified Party; provided, however, if the named parties to the Third Party Claim include both the Indemnifying Party and the Indemnified Party, and the Indemnified Party reasonably determines based on the advice of counsel, that representation by counsel to the Indemnifying Party of both the Indemnifying Party and the Indemnified Party may reasonably be expected to create a conflict of interest, the Indemnified Party may participate in (but not control) the defense of any such Third Party Claim through one counsel chosen by the Indemnified Party and paid for by the Indemnifying Party.  If the Indemnifying Party does not notify the Indemnified Party within thirty (30) days after the receipt of the Dispute Notice that it elects to undertake the defense thereof, the Indemnified Party will have the right to contest, settle or compromise such claim but shall not thereby waive any right to indemnity therefor pursuant to this Agreement.  As long as the Indemnifying Party is contesting a Third Party Claim in good faith, the Indemnified Party shall not pay or settle any such claim.  Notwithstanding the foregoing, the Indemnified Party may settle a Third Party Claim if the settlement includes, as an unconditional term thereof, a written release of the Indemnifying Party from all liability and obligation in respect of such Third Party Claim; provided that in such event the Indemnified Party waives any right to indemnity by the Indemnifying Party therefor; and provided further that the Indemnified Party shall provide the Indemnifying Party reasonable advance notice of any proposed settlement and shall not pay or

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settle any claim if the Indemnifying Party reasonably objects.  The Indemnified Party shall cooperate fully in all aspects of any investigation, defense, pretrial activities, trial, compromise, settlement or discharge of any Third Party Claim, including by providing the Indemnifying Party with reasonable access to employees and officers (including as witnesses) and other information.

(c)           Third party claims ([***]*).  If an indemnification claim involves an [***]*, the Buyer shall have the sole right to undertake, conduct and control, through counsel of its own choosing and at the Seller’s expense, the defense of the [***]*; provided, however, that Buyer shall not be entitled to settle, compromise or consent to entry of any judgment with respect to an [***]* without the consent of the Seller, which consent shall not be unreasonably withheld (taking into account monetary payments, strategic objectives, restrictions on operations and such other monetary considerations that could reasonably affect the operations of the Buyer).  The Seller may participate in (but not control) the defense of an [***]* through counsel chosen and paid for by the Seller.  The Buyer shall keep the Seller and/or its counsel reasonably apprised of the status of the settlement or defense of an [***]* and shall consider in good faith recommendations made by the Seller and/or its counsel with respect thereto. In addition to the general determination of Damages with respect to an [***]*, Seller agrees that the settlement of the [***]* may take the form of a license from the third party with respect to the subject Intellectual Property and that the cost of negotiating (including reasonable travel and legal fees) and the cost of the license fees, shall constitute Damages.  In addition, if the Buyer determines to modify the Product which is the subject of the [***]* in a manner to make it non-infringing, the reasonable cost of the engineering and design for the modification shall constitute Damages.

10.5         Payable Claims; Release of [***]*; [***]*.

(a)           Payable Claims.  Any claim for indemnification by Buyer pursuant to Section 10.2(a)(iv) with respect to an [***]* or [***]* shall be deemed to be “Payable” when any of the following events has occurred:

(i)            An [***]* is settled by Buyer, with the prior written consent of Seller;

(ii)           a final judgment, order or award of a court of competent jurisdiction or arbitrator deciding the [***]* has been rendered, as evidenced by a certified copy of such judgment, order or award, provided that such judgment, order or award is not appealable or the time for taking an appeal has expired; or

(iii)          thirty (30) days have elapsed since (A) in the case of an [***]*, the initial receipt of a Claim Notice by the Seller to which Claim Notice Buyer has not received, on or before that date, a written notice from the Seller disputing the [***]* in whole or in part and (B) in the case of an [***]*, the receipt by Seller of written notice from Buyer setting forth the nature and amount of the [***]* paid or incurred by Buyer with reasonable supporting detail.

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(b)           Release of [***]*.  On the second anniversary of the Closing Date Buyer shall pay to Seller the [***]* less (i) the amount of all Payable [***]* owed by the Seller to Buyer as of such date and (ii) an amount equal to a reasonable good faith estimate of any remaining [***]* of Buyer (the “[***]*”).  Any [***]* shall be held by Buyer until such time as the applicable [***]* is Payable; provided, however, that the balance of the [***]* shall be released to Seller no later than July 31, 2014.    Buyer agrees that it shall discuss with Seller not less frequently than once every three (3) months during the period it is holding the [***]*, any proposed [***]*, any proposed [***]*, Buyer’s assessment of the continuing need for the [***]* and whether Buyer believes it is in a position to release any portion of the [***]* prior to the second anniversary of the Closing Date.  The Parties agree and acknowledge that the [***]* shall be the sole and exclusive remedy of the Buyer with respect to any claims for indemnification under Section 10.2(a)(iv)(2).

(c)           [***]*.  The Buyer agrees and acknowledges that its sole and exclusive remedy with respect to any [***]* shall be an off set of such expense against prospective Automotive Earn Out Amounts or Excess Payment Amounts to be paid by Buyer to Seller pursuant to Section 3.1(b) and Section 3.1(c), respectively.

10.6         Tax Treatment.  To the extent permitted by Law, Buyer and Seller agree to treat all payments made under this Article X as adjustments to the Purchase Price for all Tax purposes.

10.7         Mitigation of Damages.  The Buyer shall make all commercially reasonable efforts to mitigate the amount of its Damages.  For purposes of determining liability under this Article X for any Damages, appropriate reductions shall be made to reflect the amount actually recovered pursuant to any insurance policy that is received by Buyer in respect of the Damages.  If an indemnification payment is received by Buyer, and Buyer later receives insurance proceeds or other third party recoveries that were not previously credited against such indemnification payment when made, Buyer shall promptly, but in no event later than fifteen (15) days after the actual receipt of such insurance proceeds or other third party recoveries, pay to the Seller a sum equal to the lesser of (i) such insurance proceeds and other third party recoveries or (ii) the actual amount of the indemnification payment previously paid by Seller with respect to such Damages. The Buyer shall use commercially reasonable efforts to (i) pursue claims under insurance policies relating to any Damages for which it is seeking indemnification and (ii) mitigate its Damages.

10.8         Exclusive Remedy.  Except with respect to claims based on fraud or intentional misrepresentation, the indemnification provisions of this Article X are the sole and exclusive remedy following the Closing for any breaches or alleged breaches of any representation, warranty or other provision of this Agreement or the Ancillary Agreements or the transactions contemplated hereby or thereby and, without limitation of the foregoing, each Party hereby waives any and all rights that are or may otherwise be available to it at law or equity in respect of the transactions contemplated hereby.  None of the Parties, nor any of their Related Persons, may bring any action or proceeding, at law, equity or otherwise, against the other Party or its Related Persons, in respect of any breaches or alleged breaches of any representation, warranty or other

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provision of this Agreement or the Ancillary Agreements, except pursuant to the express provisions of this Article X.  Each Party hereby acknowledges that the other Party has made no representations and warranties, express or implied, with respect to this Agreement or the Ancillary Agreements or the matters contemplated hereby or thereby, except as explicitly set forth in this Agreement or the Ancillary Agreements.

ARTICLE XI

TERMINATION

11.1         Termination.  Anything herein or elsewhere to the contrary notwithstanding, this Agreement may be terminated and the transactions contemplated herein may be abandoned at any time prior to the Closing:

(a)           by the mutual written consent of Seller and Buyer;

(b)           by either Seller or Buyer upon written notice to the other if the Closing shall not have occurred on or prior to August 31, 2011; provided, however, that the right to terminate this Agreement under this Section 11.1(b) shall not be available to (i) Buyer if Buyer’s failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or prior to such date, or (ii) the Seller if the failure by the Seller to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or prior to such date;

(c)           by Seller if (i) Buyer breaches or fails to perform or comply with any of its covenants or agreements contained herein in any material respect or breaches a representation and warranty made by Buyer in any material respect, (ii) Seller has notified Buyer in writing of the breach, and (iii) in the case of a breach of covenant or other agreement, the breach is incapable of being cured or has continued without cure for a period of ten (10) days after the giving of notice of breach; or

(d)           by Buyer if (i) Seller breaches or fails to perform or comply with any of its covenants or agreements contained herein in any material respect, or breach a representation and warranty made by Seller in any material respect, (ii) Buyer has notified Seller in writing of the breach and (iii) in the case of a breach of covenant or other agreement, the breach is incapable of being cured or has continued without cure for a period of ten (10) days after the giving of notice of breach.

11.2         Effect of Termination.  Except as set forth in this Section 11.2, in the event of termination in accordance with Section 11.1, this Agreement shall become void and of no further force or effect, without any Liability on the part of any of the parties hereto or their respective shareholders, directors, officers or employees, except the obligations of each party to preserve the confidentiality of documents, certificates and information furnished to such party in connection with the transactions contemplated by this Agreement and for any obligation or Liability of any party based on or arising from any breach or default by such party with respect to its representations, warranties, covenants or agreements prior to the effective time of termination.

ARTICLE XII

MISCELLANEOUS

12.1         Specific Performance.  Each of the Buyer and Seller acknowledges and agrees that the other party hereto would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached.  Accordingly, each of Buyer and Seller agrees that the other party hereto shall be entitled to seek an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or in any state having jurisdiction over the parties and the matter in addition to any other remedy to which it may be entitled pursuant hereto.

12.2         Expenses.  All costs and expenses (including all legal, accounting, broker, finder or investment banker fees) incurred in connection with this Agreement or the Ancillary Agreements and the transactions contemplated hereby or thereby are to be paid by the Party incurring such expenses, except to the extent otherwise provided herein.

12.3         Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns, but no Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Party; provided, however, in connection with the sale or other disposition of substantially all of the Acquired Assets or substantially all of the assets of the Business, Buyer may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement provided that Buyer shall not be released from its obligations or liability under this Agreement.

12.4         Third Party Beneficiaries.  This Agreement does not benefit or create any legal or equitable right, remedy or claim in or on behalf of any Person other than the Parties.  This Agreement and all of its terms and conditions are for the sole and exclusive benefit of the Parties and their successors and permitted assigns.

12.5         Notices.  Any notice or other communication provided for herein or given hereunder to a Party hereto will be sufficient if in writing, and delivered in person, sent by facsimile transmission (electronically confirmed),  mailed by first class registered or certified mail, postage prepaid, or sent by Federal Express or other overnight courier of national reputation, addressed as follows:

If to Buyer:

Bendix Commercial Vehicle Systems LLC

901 Cleveland Street

Elyria, Ohio 44035

Attn:    General Counsel

Email: rusty.hood@bendix.com

If to Seller:

Iteris, Inc.

1700 Carnegie Avenue

Santa Ana, CA  92705

Attn:   Dan Gilliam

Email: dgilliam@iteris.com

or to such other address with respect to a Party as such Party notifies the other in writing as provided above.

12.6         Complete Agreement.  This Agreement (along with the Schedules, Exhibits and Appendices hereto), together with the Confidentiality Agreement and the Ancillary Agreements, contains the complete and exclusive statement of the terms of the agreements between the Parties with respect to the transactions contemplated hereby or thereby and supersede all other prior agreements and understandings between the Parties with respect thereto.

12.7         Construction.  Each provision of this Agreement has been subject to mutual consultation, negotiation and agreement of the Parties and therefore is to be construed as if the Parties drafted it jointly.  The word “including” shall mean including without limitation.  All references to the masculine herein shall include the feminine and neuter, all references to the neuter herein shall include the masculine and feminine, all references to the plural shall include the singular and all references to the singular shall include the plural.

12.8         Headings; References.  The headings contained in this Agreement are for convenience of reference only and do not affect the interpretation or construction hereof.  When a reference is made in this Agreement to a Section or an Article, such reference is to a Section or Article of this Agreement unless otherwise indicated.

12.9         Amendment; Waiver.  This Agreement may be amended or modified only in a writing referencing this Agreement and duly executed by the Parties.  The provisions of this Agreement may be waived only in a writing referencing this Agreement signed by the Party from whom the waiver is sought, and a Party may enforce any provision of this Agreement even if it has previously granted a waiver or failed to enforce that or any other provision of this Agreement.

12.10       Governing Law.  This Agreement is to be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any other jurisdiction.

12.11       Submission to Jurisdiction.  Each Party hereby submits to the exclusive jurisdiction of any state or federal court sitting in the State of Delaware in any Action arising out of or relating to this Agreement and agrees that all claims in respect of such Action may be heard and determined in any such court.  Each Party waives any defense of inconvenient forum to the maintenance of any Action so brought.  Any Party may make service on the other Party by sending or delivering a copy of the process to the Party to be served at the address and in the manner provided for the giving of notices in Section 12.5.

12.12       Waiver of Right to Trial by Jury. EACH OF SELLER AND BUYER HEREBY WAIVE TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR ANY ANCILLARY AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY).

12.13       Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.  If any provision of this Agreement is so broad as to be unenforceable, the provision is to be interpreted to be only so broad as is enforceable.

12.14       Counterparts.  This Agreement may be executed in any number of counterparts, each of which will be deemed an original and all of which together will constitute one and the same instrument.  A signature to this Agreement delivered by facsimile or pdf will be sufficient for all purposes between the Parties.

(Signatures are on the following page.)

IN WITNESS WHEREOF, each of Buyer and Seller have caused this Agreement to be executed by its duly authorized officers or representatives as of the date set forth in the preamble hereto.

BUYER:

BENDIX COMMERCIAL VEHICLE SYSTEMS LLC
By:	/s/ Joseph J. McAleese
Name: Joseph J. McAleese
Title: President and CEO

SELLER:

ITERIS, INC.

By:	/s/ Abbas Mohaddes
Name: Abbas Mohaddes
Title: President and CEO

[Signature page to Asset Purchase Agreement]

APPENDIX A

DEFINITIONS

“Accounts Payable” has the meaning set forth in Section 2.1(a).

“Accounts Receivable” has the meaning set forth in Section 1.1(a).

“Acquired Assets” has the meaning set forth in Section 1.1.

“Acquired Intellectual Property” has the meaning set forth in Section 1.1(e).

“Action” means any action, suit or legal, administrative or arbitral proceeding or investigation before any Governmental Authority.

“Affiliate” means with respect to any Person, any Person that directly or indirectly controls, is controlled by or is under common control with such Person.

“Agreed Procedures” has the meaning set forth in Section 3.2(a).

“Agreement” has the meaning set forth in the preamble to this Agreement.

“Ancillary Agreements” means the (i) Bill of Sale, (ii) Instrument of Assignment, (iii) License Agreement, (iv) Patent and Trademark Assignment, and (v) Transitional Services Agreement.

“Apportionable Expenses” has the meaning set forth in Section 7.2(a).

“Arbitrator” has the meaning set forth in Section 3.3(a).

“Assigned Contracts” has the meaning set forth in Section 1.1(d).

“Assumed Liabilities” has the meaning set forth in Section 2.1.

“Audiovox” means Audiovox Electronics Corporation, a Delaware corporation.

“Audiovox Agreement” means the Cooperative Agreement dated April 8, 2011 between Seller and Audiovox, as amended and/or restated.

“Automotive Earn Out Period” means the period commencing with the Closing Date and ending on the close of business on December 31, 2017.

“Automotive Earn Out Statement” has the meaning set forth in Section 3.1(d).

“Automotive Revenue” means Revenue associated with royalties received under the Valeo Agreement and/or the Audiovox Agreement.

“Automotive Revenue Earn Out Amount” has the meaning set forth in Section 3.1(b)(i).

“Basket” has the meaning set forth in Section 10.3(a).

“Bill of Sale” means the bill of sale substantially in the form of Exhibit A.

“Business” has the meaning set forth in the preamble to this Agreement.

“Business Day” means any day other than a Saturday, Sunday or a day on which banks in Ohio are authorized or obligated by Law to close.

“Buyer” has the meaning set forth in the preamble to this Agreement.

“Buyer’s LDW Projection” has the meaning set forth in Schedule 3.1(c).

“Buyer’s Knowledge” means the actual knowledge of Buyer.

“Closing” has the meaning set forth in Section 4.1.

“Closing Date” has the meaning set forth in Section 4.1.

“Closing Net Assets” has the meaning set forth in Section 3.2(a).

“Closing Payment” means an amount equal to (i) Fourteen Million U.S. Dollars ($14,000,000) less (ii) the Net Assets Hold Back Amount and less (iii) the [***](1)*.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Confidential Information” has the meaning set forth in Section 7.7(c).

“Confidentiality Agreement” means the Confidentiality Agreement dated as of March 1, 2011, between Seller and Buyer.

“Consent” means any consent, approval, authorization, qualification, waiver or notification of a Governmental Authority or any other Person.

“Contracts” means any written or oral contract, agreement, license, commitment, undertaking or arrangement, whether express or implied, including purchase orders and sales orders.

“Damages” has the meaning set forth in Section 10.2(a).

“Disclosing Party” has the meaning set forth in Section 7.7(a).

“Dispute Notice” has the meaning set forth in Section 10.4(a).

“Earn Out Objection” has the meaning set forth in Section 3.1(f).

(1)	Omitted language refers to a $2,000,000 holdback.
*	CONFIDENTIAL PORTIONS OMITTED AND FILED SEPARATELY WITH THE COMMISSION

“Equipment” has the meaning set forth in Section 1.1(c).

“Excess Performance Amount” has the meaning set forth in Section 3.1(c)(i).

“Excluded Assets” means all assets listed or described on Exhibit E.

“Excluded Contracts” means all Contracts listed or described on Exhibit E.

“Final Net Assets Statement” has the meaning set forth in Section 3.2(c).

“Financial Statements” has the meaning set forth in Section 5.12.

“General Enforceability Exceptions” has the meaning set forth in Section 5.2.

“Governmental Authority” means any government or political subdivision, whether federal, state, local or foreign, or any agency or instrumentality of any such government or political subdivision, or any federal, state, local or foreign court or arbitrator.

“Indemnifying Party” and “Indemnified Party” have the meanings set forth in Section 10.1(d).

“Initial Purchase Price” has the meaning set forth in Section 3.1(a).

“Instrument of Assignment” means an instrument of assignment and assumption substantially in the form of Exhibit B.

“Intellectual Property” means (i) patents and patent applications; (ii) trademarks, service marks, trade names, corporate names, trade dress, slogans, logos and domain names, and registrations and applications for registration thereof and goodwill associated therewith; (iii) copyrights (registered or unregistered), writings and other copyrightable works and works in progress, and registrations and applications for registration thereof; (iv) trade secrets, inventions, discoveries, ideas, processes, formulae, designs, drawings, models, industrial designs, know-how, confidential information, proprietary information, undocumented works and trade secrets, whether patentable or not; (v) foreign utility models or invention registrations; and (vi) all other intellectual property rights.

“Inventory” has the meaning set forth in Section 1.1(b).

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“Iteris GmbH” has the meaning set forth in Section 1.1(f).

* CONFIDENTIAL PORTIONS OMITTED AND FILED SEPARATELY WITH THE COMMISSION

“Iteris Marks” means the names “Iteris”, and all trade names, trademarks, service marks, trade dress, domain names and corporate names incorporating or based on in any way the foregoing, any derivations or combinations thereof or names similar thereto, and all other trade names, trademarks, service marks, trade dress, domain names and corporate names belonging to Seller or any of its Affiliates regardless of whether such names or marks incorporate or are based in any way on the “Iteris” name.

“Law” means any law, statute, code, ordinance, rule, regulation or other legally enforceable requirement of any Governmental Authority.

“LDW Earn Out Period” means the period beginning on the Closing and ending on the second anniversary of the Closing.

“LDW Earn Out Statement” has the meaning set forth in Section 3.1(e).

“LDW Revenue” means Revenue associated with the sale of Seller’s Lane Departure Warning systems (including any improvements thereto ) sold throughout the world.

“Liabilities” means any and all debts, liabilities and obligations, whether or not accrued, contingent, known or unknown, or reflected on a balance sheet, including those arising under any Law, Action or Order and those arising under any Contract.

“License Agreement” means a license agreement by and among Seller and Buyer, substantially in the form of Exhibit C.

“Lien” means any mortgage, lien, pledge, adverse claim, interest, charge or other similar encumbrance.

“March 31 Statement of Net Assets” has the meaning set forth in Section 5.12.

“Material Adverse Effect” means a material adverse effect on the business, assets, liabilities or financial condition of the Business taken as a whole, but excluding any state of facts, event, change or effect caused by events, changes or developments relating to (i) the transactions contemplated by this Agreement or the announcement or disclosure thereof; (ii) changes or conditions affecting the industries of which the Business is a part generally; (iii) changes in economic, regulatory or political conditions generally; or (iv) any acts of war or terrorism.

“Material Contract” means those Assigned Contracts identified on Schedule 5.5.

“Meritor WABCO” means Meritor WABCO Vehicle Control Systems, a Delaware general partnership.

“Meritor WABCO Agreement” means the Meritor Wabco/Iteris Cooperative Marketing and Sales Agreement between Iteris and Meritor WABCO dated April 8, 2010.

“Net Assets Hold Back Amount” means the sum of Two Hundred Fifty Thousand Dollars ($250,000).

“Net Assets Objection” has the meaning set forth in Section 3.2(b).

“Net Assets Statement” has the meaning set forth in Section 3.2(a).

“Non-Assignable Asset” has the meaning set forth in Section 1.2.

“Order” means any order, judgment, ruling, injunction, award, decree or writ of any Governmental Authority.

“Ordinary Course” means the ordinary course of business of the Business, consistent with Seller’s past custom and practice.

“Party” or “Parties” means Seller and Buyer.

“Patent and Trademark Assignment” means a patent and trademark assignment substantially in the form of Exhibit D.

“Payable” has the meaning set forth in Section 10.5(a).

“Permits” has the meaning set forth in Section 1.1(h).

“Person” means any individual, sole proprietorship, partnership, corporation, limited liability company, joint venture, unincorporated society or association, trust or other entity or Governmental Authority.

“Products” means the products of, and services performed by, Seller relating to the Business.

“Receiving Party” has the meaning set forth in Section 7.7(a).

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“Related Persons” means, as to any Person, its officers, directors, employees, Affiliates, advisors, agents or other representatives.

“Required Consents” means the consents set forth on Exhibit G.

“Retained Employees” means the employees of Seller that are not Transferred Employees.

“Retained Liabilities” has the meaning set forth in Section 2.2.

“Revenue” means all revenue net of returns, allowances or rebates of Buyer or its Affiliates from sales of all products (including component products) or services of the Business.

* CONFIDENTIAL PORTIONS OMITTED AND FILED SEPARATELY WITH THE COMMISSION

“Seller” has the meaning set forth in the preamble to this Agreement.

“Seller Disclosure Schedule” means the schedules attached hereto that qualify the Seller’s representations and warranties under Article V.

“Seller’s Knowledge” means the actual knowledge of Abbas Mohaddes, James Miele,  Dan Gilliam, Todd Kreter, Hans Molin, Horst Rachner, Cathy Boon and Andreas Kuehnle.

“Seller’s LDW Projection” has the meaning set forth in Schedule 3.1 (c).

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“Target Net Assets” has the meaning as set forth in Section 3.2(d).

“Tax” means any and all domestic or foreign federal, state or local income, franchise, business, occupation, sales/use, manufacturer’s excise, payroll, commercial activity, withholding, Federal Insurance Contributions Act and employment and unemployment taxes, personal and real property taxes and all other taxes or charges (including all interest, penalties and additions to tax) measured, assessed, levied, imposed or collected by any Governmental Authority, including any such taxes or other charges the payment of which has been deferred.

“Tax Returns” means all Tax returns (including information returns) and reports that are or were required to be filed by, or with respect to, a Person or its income, properties or operations.

“Third Party Claims” has the meaning set forth in Section 10.4(b).

“Transferred Employees” means [***]*; [***]*; [***]*; [***]*; [***]*; [***]*; [***]*; [***]*; [***]*; [***]*; [***]*; [***]*; [***]*; [***]*; and [***]*.

“Transferred Permits” has the meaning set forth in Section 1.1(h).

“Transition Services Agreement” means a transition services agreement substantially in the form of Exhibit F.

“Valeo” shall mean Valeo Schalter und Sensoren GmbH, a company organized under the laws of Germany.

“Valeo Agreement” means the Cooperative Agreement for Development, Manufacture, Marketing and Sale of Products to the Class 1 and 2 Vehicle Markets Incorporating GE’s LDWS Technology dated September 29, 2003, as amended and/or restated.

“Warranty Expenses” has the meaning set forth in Section 2.1(c).

* CONFIDENTIAL PORTIONS OMITTED AND FILED SEPARATELY WITH THE COMMISSION